Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The Ryland Group, Inc. for the registration of Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Stock Purchase Units, Stock Purchase Contracts, Warrants, and Guarantees of Debt Securities and to the incorporation by reference therein of our reports dated February 27, 2014, with respect to the consolidated financial statements of The Ryland Group, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of The Ryland Group, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Los Angeles, California
January 23, 2015